Exhibit 99.2

大连市计划委员会文件

Document from Dalian Planning Commission

Da Ji Ke Jiao Fa [2000] No. 317

Re: Reply on the Project Proposal of TENET Online Tax Declaration System

To: Dalian Beigang Information Industry Development Company Limited,

We have received your "Application Letter on Proposal of TENET Online Tax Declaration System Project". Based on our discussion, we hereby give you our reply as follows:

I. In order to accelerate the informationized construction in the city, and promote the rapid development of E-business in our city, we hereby agree your unit to establish TENET Online Tax Declaration System project, which is also approved as the project of E-business trial engineering in our city.

II. Construction location: No. 2, Gangwan Street, Zhongshan District, Dalian

III. Total investment for the project is RMB 13,128,000 Yuan, which will be collected by the unit responsible for establishing the project.

IV. The construction period of the project is two years.

Upon receiving the reply, please make coordination and arrangement relating to funds, etc. as soon as possible, and entrust qualified consulting department to establish feasible report for study, which should be submitted to us for examination and approval, also submitted to Information Industry Bureau for the record.

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大连市计划委员会

二000年八月二十二日

Dalian Planning Commission
Dated on Aug. 22, 2000